Exhibit 21.1
List of Subsidiaries
of
Linkage Technologies International Holdings Limited (the “Registrant”)

			Percentage of
		Jurisdiction of	Attributable Equity
	Name of Company	Incorporation	Interests
Subsidiaries

1.	Linkage Technologies Investment Limited	a British Virgin Islands company	100%

2.	Hong Kong Linkage Technology Limited	a Hong Kong company	100%

3.	Linkage Technology (Nanjing) Co., Ltd.	a PRC company	100%

4.	Suzhou United New Science and Technology Corporation	a PRC company	100%